Exhibit 99.10

NICE to Present 2011 Americas Customer Excellence Awards to Industry Leaders for
Impacting Every Customer Interaction and Optimizing Business Performance with NICE
SmartCenter

Recognizes Affiliated Computer Services, Alliance Data, American Airlines, Bell Mobility, Capella Univ., Carolina
Biological, Computershare, Electric Insurance, Fiserv, HealthHelp, Itaú Unibanco, Las Vegas Water Valley District,
Nationwide, U.S. Bank, Voxline

Las Vegas, Nevada, May 24, 2011- NICE Systems Ltd. (NASDAQ: NICE), today announced that it has selected the winners of the 2011 NICE Americas Customer Excellence Awards. The awards recognize 15 companies from the Americas, for excellence across six categories: Implementation Excellence, Employee Excellence, Customer Satisfaction, Operational Effectiveness, Sales and Marketing Effectiveness, and Compliance. The awards will be presented to the winners at Interactions 2011, the annual NICE Customer Conference, which began here Monday and concludes Thursday.

The following are the winners of this year's NICE Customer Excellence Awards:

•	Implementation Excellence: Alliance Data, Capella University, HealthHelp, Voxline
•	Employee Excellence: Computershare
•	Customer Satisfaction: Carolina Biological, Fiserv Contact and Servicing Center, U.S. Bank
•	Operational Effectiveness: American Airlines, Bell Mobility, Fiserv Group Operations, Itaú Unibanco, Las Vegas Water Valley District
•	Sales and Marketing Effectiveness: Affiliated Computer Services, Nationwide
•	Compliance: Electric Insurance

Among the outstanding achievements are:

Electric Insurance, a GE company and national, leading provider of personal lines insurance used NICE SmartCenter’s Interaction Recording, Quality Management (QM), Interaction Analytics, Workforce Management and Customer Feedback:

•	Increased customer satisfaction;
•	Achieved a 28% compliance improvement;
•	Achieved a 50% increase in productivity of QM processes.

Voxline, Brazilian provider of contact center services used NICE Churn Reduction and NICE First Contact Resolution, both powered by NICE Interaction Analytics, NICE Quality Management and NICE Interaction Management:

•	Achieved a 15% increase in customer retention;
•	Achieved a 10% increase in first contact resolution;
•	Improved quality management procedures with a 30% increase in quality scores.

Bell Mobility, Canadian provider of wireless service to more than 6.9 million subscribers used NICE IEX Workforce Management:

•	Significant reduction in annual overtime costs;
•	Achieved a 14% increase in service level performance;
•	Reduced average speed of answer by 52%;
•	Reduced cost-per-subscriber by 2.3%.

"These leading companies have demonstrated innovative application of NICE SmartCenter and we are happy to award their outstanding results,” said Yochai Rozenblat, CEO & President of NICE Americas. "The NICE Americas Customer Excellence Awards are tailored to recognize exceptional achievements in leveraging our real-time, cross-channel interaction analytics-based business solutions for impacting every customer interaction.”

Over fifty award applications were evaluated by a panel of industry experts and leaders from across the contact center industry. The panel included members of The Call Center School, a company dedicated to the professional development of individuals in the call center industry.

For more information on Interactions 2011, the annual NICE Customer Conference, go to: http://www.nice.com/summit/interactions2011/home.php.

The NICE Enterprise offering addresses the needs of customer-centric businesses with intent-based solutions. Driven by real-time, cross-channel analytics, NICE provides solutions for increasing revenue, enhancing customer experience, improving regulatory compliance, and optimizing contact center and back office operations. NICE Enterprise solutions are implemented by contact centers of all sizes, branches, trading floors and back offices.

About NICE Systems
NICE Systems (NASDAQ: NICE), is the worldwide leader of intent-based solutions that capture and analyze interactions and transactions, realize intent, and extract and leverage insights to deliver impact in real time. Driven by cross-channel and multi-sensor analytics, NICE solutions enable organizations to improve business performance, increase operational efficiency, prevent financial crime, ensure compliance, and enhance safety and security. NICE serves over 25,000 organizations in the enterprise and security sectors, representing a variety of sizes and industries in more than 150 countries, and including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media
Galit Belkind	NICE Systems galit.belkind@nice.com	+1 877 245 7448
Investors
Anat Earon-Heilborn	NICE Systems ir@nice.com	+1 877 245 7449

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems.  All other marks are trademarks of their respective owners.  For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Rozenblat, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F.  The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.